

October 8, 2010

Charles J. Schreiber, Jr.
Chief Executive Officer
KBS Real Estate Investment Trust III, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, California 92660

> **Re: KBS Real Estate Investment Trust III, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed September 30, 2010**
> **File No. 333-164703**

Dear Mr. Schreiber

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that the page numbers referenced below correspond to the page numbers in the courtesy copies of your registration statement.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1. We note the revision to your subsequent events footnote on page F-18. Please tell us how the Report of Independent Registered Public Accounting Firm complies with AU Section 530.05, or tell us how the auditor determined it was not necessary to update the date of their report. Alternatively, please tell us how you have complied with AU Section 530.08, or tell us how you determined it was not necessary to disclose that the subsequent event related to the advisory agreement is unaudited.

Part II. Information Not Required in Prospectus

Item 36. Financial Statements and Exhibits

Table VI. Acquisitions of Properties by Programs, page II-13

2. We note your response to comment 4 in our letter dated September 2, 2010 and the added table endnote 9. Please revise your endnote to clarify why ASC 805 does not apply to the acquisitions made by the private programs or revise your endnote to disclose how you have accounted for the acquisitions made by the private programs.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Charles J. Schreiber, Jr.
KBS Real Estate Investment Trust III, Inc.
October 8, 2010
Page 3

You may contact Mark Rakip at 202-551-3573 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at 202-551-3391 or me at 202-551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Robert H. Bergdolt, Esq.
    Carrie J. Hartley, Esq.
    DLA Piper LLP (US)
    Via facsimile (919) 786-2200